Exhibit 1

For Release

Compugen Appoints Martin Gerstel CEO Effective January 2009

Company Overview and 2009 Plans to be Presented at Healthcare Conference Today

TEL AVIV, ISRAEL, November 12, 2008 – Compugen Ltd. (NASDAQ: CGEN) announced today the appointment of Mr. Martin Gerstel as president and chief executive officer, effective January 1, 2009. Mr. Gerstel, who has served as chairman of Compugen since 1997, will succeed current president and chief executive officer Mr. Alex Kotzer, who recently informed the Board of his interest to retire from his full time executive responsibilities. Mr. Kotzer will remain a director of the Company.

Mr. Gerstel stated, “We are highly appreciative of Alex’s efforts and accomplishments as president and CEO. During his tenure as CEO since 2005, he successfully led efforts to focus Compugen’s unique and broadly applicable predictive biology capabilities to develop a series of product discovery platforms in important fields such as peptide therapeutics. As demonstrated by recent public disclosures, these platforms are now providing the basis for a wide range of product candidate discoveries and collaborative arrangements. Looking to the future, these accomplishments and the management team that was developed under his guidance and leadership will serve the Company well as it progresses towards achieving important medical contributions and substantial commercial success. In his ongoing role as a director, we will continue to benefit from Alex’s knowledge and experience.”

Mr. Kotzer stated, “I am very pleased with Compugen’s progress and positioning for the future, and honored to remain on its Board. I am sure that the transition of responsibilities to Martin will be seamless, and together with the Company’s strong management team and talented employees, Compugen can leverage the progress achieved to date to lead the Company to full commercial success.”

As previously announced, Mr. Gerstel will present a company overview and plans for 2009 at the 10th Annual Rodman & Renshaw Healthcare Conference in New York at 11:35 a.m. EST today. This presentation will be available by webcast in the “events” section at www.CGEN.com and a replay will remain on the Company’s Web site for 30 days.

Prior to Mr. Gerstel becoming chairman of Compugen, he was co-chairman and CEO of ALZA Corporation, a California based pharmaceutical company which he helped found, and a member of the Pharmaceutical Research and Manufacturers of America (PhRMA). Currently he serves as a director of various private and public companies including Evogene Ltd. and Itamar Medical, and various educational and civic organizations including the Weizmann Institute of Science, the Hebrew University, the US Foundation for the National Medals of Science and Technology and the Israel-U.S. BiNational Industrial Research and Development (BIRD) Foundation.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries.

In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

U.S. contacts:
Investors:	Media:
John Quirk	Arash Khurana
Porter Novelli Life Sciences	Porter Novelli Life Sciences
Email: jquirk@pnlifesciences.com	Email: arash.khurana@porternovelli.com
Tel: (212) 601-8296	Tel: (212) 601-8290